UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at August 15, 2007

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: August 15, 2007

* Print the name and title of the signing officer under his signature

Ste. 1020 - 800 West Pender Street
Vancouver , BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

POSTIVE FEASIBILITY STUDY
FOR CONTINENTAL'S WHOLLY OWNED XIETONGMEN PROJECT
NPV OF US$232 MILLION & IRR OF 16.5%

August 15, 2007, Vancouver, BC - Continental Minerals Corporation ("Continental" or the "Company") (TSXV: KMK: OTCBB: KMKCF) announces the positive results of the Feasibility Study by independent engineering firm Aker Kvaerner E&C on the Xietongmen Copper-Gold Project (the "Xietongmen Project"). Continental holds 100% of the Xietongmen Project, located 240 km west of Lhasa in the Tibet Autonomous Region ("TAR"), People's Republic of China.

The study is based on measured and indicated resources in the Xietongmen deposit, as announced in January 2007; January 2007 US dollars; a US dollar to Chinese currency exchange rate of 7.8; and long term metal prices. Two scenarios - mining by owner and mining by contractor - were assessed and both gave positive results. Results presented here are for the contract mining scenario.

KEY PARAMETERS AND RESULTS Based on copper price of US$1.50/lb, gold price of US$500/oz and a silver price of US$8.50/oz
Proven & Probable Reserves at 0.15% Copper Cut-off	182.1 million tonnes grading 0.45% copper, 0.62 g/t gold, 4.03 g/t silver
Strip Ratio	1.64
Annual Throughput	13.2 million tonnes
Production Rate	40,000 tonnes/day
Recoveries	Supergene (11% of deposit) Copper - 88.4% Gold - 65.1% Silver - 75.8%	Hypogene (89% of deposit) Copper - 92.1% Gold - 59.7% Silver - 77.6%
Average Annual Production	Copper - 116 million pounds Gold - 190,000 ounces Silver - 1.73 million ounces
Capital Cost	US$476.2 million
Operating Cost	US$7.69 per tonne milled
Life of Mine	14 years
Payback	5.2 years
Internal Rate of Return (IRR)	16.5%
Net Present Value (7.5% discount)	US$231.7 million

Continental's President and CEO Gerald Panneton said: " Management is very pleased with these positive results. By working closely with our internationally recognized consultants, the design institutes in China, keeping in close contact with the local government and communities, we have been able to effectively advance the project through the feasibility stage. Our goal is to design and permit an efficient and environmentally sound operation that will bring economic benefits to the region.
We also believe that there is potential to extend the mine life. Additional targets on this prospective property are currently being drilled with seven rigs, including the recently discovered Newtongmen deposit."

MINE PLAN

The study recommends a 40,000 tonnes per day copper concentrator to process ore mined by open pit method. Processing facilities, concentrate storage and truck loadout facilities, repair shops, administration and maintenance facilities, assay laboratory, water treatment facilities, cafeteria and a clinic would be built at site. Copper recovery will be accomplished by flotation, producing a 25% copper concentrate.

A 250 km extension of the rail line from Lhasa to Rikaze, the second largest city in the TAR, has been approved by the TAR government. Depending on when the rail line extension will be completed, the final concentrate product would be trucked by way of a two lane paved highway that passes near to the southern part of the property to the nearby city of Rikaze (Shigatse) or to the city of Lhasa. A truck loadout facility would be constructed to store the concentrate and load it into railcars and ship it via rail to the Jinchuan refinery at Jinchang in the Gansu Province of China for treatment. Recovery of other metals will be possible through the treatment at the Jinchuan refinery. Under the plan, power would be provided by the regional power authority of the TAR, which is currently preparing their long term plan to provide 100 megawatts to the Xietongmen Project.

The pre-production period is expected to last 8 months. A three-stage pit operation is proposed for the development of the mine, with each stage lasting 3-5 years. A total of 480.1 million tonnes of material would be moved over the mine life, including 182.1 million tonnes of ore, at a strip ratio of 1.64. The mill feed would be 12.4 million tonnes in the first year, ramping up to an annual feed of 13.6 million tonnes by year 4. The deposit mineralization is 89% primary copper (hypogene), with approximately 11% enriched copper (supergene) and less than 1% oxide material. The plan is to mine most of the 17.4 million tonnes of supergene material in the first stage.

Upon completion of the permitting process, the project would take approximately 24 months to construct, employing a construction workforce of 2,500. During operations, the direct workforce would be approximately 460 people. After operations, the closure plan would take 18-24 months to implement, which would be followed by post closure monitoring.

Continental plans to implement training programs to enable as many workers as possible to be sourced from local communities, of which there are several including the city of Rikaze with a population of +100,000. Additional workers will find housing and residence in larger communities like Rikaze, and during operations would be transportion will be facilitated by bus to the work site. Continental has been actively consulting with local communities and other key stakeholders over the past year. Associated management plans are also being developed to address findings from the assessment raised during the consultation process.

ADDITIONAL DETAILS

Royalties of 4% of the gold revenue and 2% of the copper revenue and a resource depletion allowance of 1.5 RMB/tonne of ore milled have been applied. Corporate tax of 10% has been applied to the model with a five-year tax-free period. It was assumed 10% of the capital cost would be recovered once the deposit is mined out. Straight-line depreciation of 90% was applied.

An owner run scenario was also assessed giving positive results with an NPV of US$228.8 million and IRR of 15.6%. Under the owner run scenario, the capital cost is US$531 million and the operating cost is US$7.29/tonne.
Sensitivity analyses indicate that the Xietongmen Project is most sensitive to changes in copper price.

SENSITIVITY ANALYSIS
Item	Change	US$	Undiscounted Cash Flow US$ millions	IRR %
Copper price	Decrease 20%	1.20/lb	420.7	10.1
	Increase 20%	1.80/lb	1,075.5	23.0
Capital Cost	Decrease 20%	424.8 million	821.1	21.6
	Increase 20%	637.3 million	659.0	12.9
Operating Cost	Decrease 20%	5.83/tonne	972.4	20.5
	Increase 20%	8.74/tonne	507.6	12.2

The capital cost estimate was prepared in accordance with industry standards to the required definition and level of accuracy of +/-15%. Components of capital and operating costs are summarized below:
CAPITAL COSTS	Contractor US$ millions
Site Development	15.4
Mining (non-contract items)	5.6
Crushing and Ore storage	21.8
Process Plant	179.6
Tailings	49.8
On-site Infrastructure	20.7
Off-site Infrastructure	12.2
Indirect costs	68.6
Contingency	49.0
Owner's costs	53.4
Total Project Capital Cost	476.2

OPERATING COSTS

Contractor US$/tonne milled
Mine	2.42
Milling	4.73
Administration	0.54
Total Average Annual Operating Cost	7.69

The mineral resources and mineral reserves are tabulated below. The mineral resources include the mineral reserves:

MEASURED & INDICATED RESOURCES - January 2007 at 0.15% copper cut-off

Category	Tonnes (millions)	Cu (%)	Au (g/t)	Ag (g/t)
Measured	197.5	0.44	0.62	3.95
Indicated	22.3	0.37	0.42	2.54
Total Measured & Indicated	219.8	0.43	0.61	3.87

PROVEN & PROBABLE RESERVES - May 2007 at 0.15% copper cut-off

Category	Tonnes (millions)	Cu (%)	Au (g/t)	Ag (g/t)	Zn (%)

Oxide

Proven	0.9	0.20	0.49	2.99	0.014

Supergene

Proven	17.5	0.65	0.42	3.35	0.03
Probable	2.0	0.44	0.20	2.05	0.04

Hypogene

Proven	152.3	0.43	0.66	4.22	0.08
Probable	9.4	0.39	0.45	2.79	0.09
Total Proven & Probable	182.1	0.45	0.62	4.04	0.08

The Feasibility Study was completed by international engineering firms, lead by Aker Kvaerner of Toronto Ontario. The independent qualified person is Graham Holmes, P.Eng., of Aker Kvaerner. The study utilizes:
-    Mineral Resources audited by Aker Kvaerner, announced in January 2007.
-    Mineral Reserves and Mining by Patrice Live, Eng. of BBA Inc.
-    Metallurgical testwork design and management by Lawrence Melis, P.Eng., of Melis Engineering Ltd., announced in August 2006. Testwork was carried out by SGS Mineral Services.
-   Geotechnical, Tailing and Waste rock facilities, Environmental and Socioeconomic studies and plans by Golder Associates, under the overall management of Dr. Chris Swindells, FAusIMM.
-   Logistical plans for movement of mineral concentrates from site to smelter, and construction materials and equipment from the manufacturers to the project site by Panalpina Projects of Toronto, Ontario and Beijing, China.
-  Capital and Operating Cost Estimates, Plant Design, Economic Evaluation and Metallurgical Review by Aker Kvaerner.

A technical report will be filed on www.sedar.com within 45 days.

PERMITTING

The following studies required for the mining license application have now been completed:
-    Feasibility Study Report
-   Geological Resource Report
-   Seismic Assessment
-   Water Use Permit
-    Mine Area Scoping Study

Work is now focused on the environmental and social impact assessments (ESIA). The ESIA is also part of the permitting process. This work, under the direction of Golder Associates, is targeted for completion by the end of 2007.

For additional details, please visit the Company's website at www.continentalminerals.com or contact Investor Services at (604) 684-6365, or within North America at 1-800-667-2114.

On behalf of the Board of Directors
Gerald Panneton
President and Chief Executive Officer

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Information Comments

All information contained in this press release relating to the contents of the Feasibility Study, including but not limited to statements of the Xietongmen project's potential , capital and operating costs, production summary, and financial analysis, are "forward looking statements" within the definition of the United States Private Securities Litigation Reform Act of 1995. The information relating to the possible construction of infrastructure and plant facilities also constitutes such "forward looking statements." The Feasibility Study was prepared to quantify the Xietongmen project's capital and operating cost parameters and to determine the project's likelihood of feasibility and optimal production rate. The capital and operating cost estimates which were used have been developed based on detailed capital cost to production level relationships.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Xietongmen project. The mineralized material at the Xietongmen project is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the Xietongmen project's mineralization is yet considered to be a reserve under US mining standards as all necessary mining permits would be required in order to classify the project's mineralized material as an economically exploitable reserve. Although final feasibility work has been done to confirm the mine design, mining methods and processing methods assumed in the Feasibility Study, construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. No permits have yet been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Although costs, including design, procurement, construction and on-going operating costs and metal recoveries have been established at a level of detail required for a Feasibility Study, these could be materially different from those contained in the Feasibility Study. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The Feasibility Study assumes specified, long-term prices levels for copper, gold and silver. The prices of these metals are historically volatile, and the Company has no control of or influence on these prices, which are determined in international markets. There can be no assurance that the price of copper, gold and silver will continue at current levels or that it will not decline below the prices assumed in the Feasibility Study. Prices for copper, gold and silver have been below the price ranges assumed in the Feasibility Study at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity. Although interest rates are at historically low levels, there can be no assurance that debt and/or equity financing will be available on acceptable terms. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. The Feasibility Study also assumes that the Project will have access to a railroad that extends to Shigatse, the construction of which is underway but the Company has no control over the timing of its completion. The economics of the Xietongmen Project are sensitive to the US Dollar and Chinese currency exchange rate over which the Company has no control.

For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com and the Company's annual report on Form 20-F at www.sec.gov.